Exhibit 99.1

Bullish releases February 2026 monthly metrics

3/6/2026

Cayman Islands, March 6, 2026 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, released its monthly metrics for February 2026 on Friday, March 6, 2026.

These metrics include trading volume, average trading spread, and measures of volatility for Bitcoin and Ethereum. For definitions and additional information regarding these metrics, please refer to the monthly metrics packages available on investors.bullish.com.

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology.

For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish